EXHIBIT 99.1
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              COMPTON PETROLEUM SECOND QUARTER OPERATIONAL UPDATE

FOR IMMEDIATE RELEASE                                              JULY 20, 2005


CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton") is pleased to provide a brief operational update for the second quarter of 2005. Despite the wettest June on record in Southern Alberta, Compton exceeded its budgeted 65 well drill program and drilled a total of 70 wells during the quarter with an overall success rate of approximately 92%.

Currently, the Company has 17 drilling rigs working and is confident that it will complete its 2005 drilling program of 390 wells. Although the drilling program has not been affected, some well completions and tie-ins have been delayed by weather conditions. Currently, the Company has nine pipeline crews working and expects to achieve a production rate of 36,500 to 37,500 barrels of oil equivalent per day in December, as previously stated. Compton will provide a detailed operational review with the release of its second quarter financial results on August 11, 2005.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX 300 Composite Index and the TSX Mid-Cap Index.

For further information contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations. Telephone: (403) 237-9400, Fax (403) 237-9410.


Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com